EXHIBIT 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-26767, 333-26977, No. 333-35048, No. 333-61058, No. 333-61068, No. 333-123133, No. 333-151475 on Form S-8 of our reports dated December 21, 2015, relating to the consolidated financial statements and financial statement schedule of Greif, Inc. and subsidiary companies and the effectiveness of Greif, Inc. and subsidiary companies’ internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of Greif, Inc. and subsidiary companies’ internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of Greif, Inc. and subsidiary companies for the year ended October 31, 2015.

/s/ Deloitte & Touche LLP

Columbus, Ohio

December 21, 2015